

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wall and Company Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11680 Stephenville Dr.
(No. and Street)

Frisco	Texas	75035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	**Flower Mound**	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Johnny G. Clifton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall and Company Securities, Inc., as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUNITA R KULKARNI
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. March 01, 2014

Signature Johnny G. Clifton

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

WALL AND COMPANY SECURITIES, INC.

FINANCIAL REPORT

MARCH 31, 2012

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 – 8
SUPPLEMENTARY SCHEDULE	
I. Supplementary information pursuant to Rule 17a-5	9
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	10 – 11

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wall and Company Securities, Inc.

We have audited the accompanying statement of financial condition of Wall and Company Securities, Inc. (the Company) as of March 31, 2012, and the related statements of income, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall and Company Securities, Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
June 11, 2012

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WALL AND COMPANY SECURITIES, INC.
Statement of Financial Condition
March 31, 2012

ASSETS

Cash	$ 40,280
Due diligence fees receivable	1,780
TOTAL ASSETS	$ 42,060

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -
Stockholder's Equity	
Common stock, $1.00 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	102,300
Accumulated deficit	(61,240)
TOTAL STOCKHOLDER'S EQUITY	42,060
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 42,060

See notes to financial statements.

WALL AND COMPANY SECURITIES, INC.
Statement of Income
Year Ended March 31, 2012

Revenue	
Due diligence fees	$ 93,633
Private placement revenue	160,612
TOTAL REVENUE	254,245
Expenses	
Compensation and related costs	274,439
Occupancy and equipment costs	8,333
Regulatory fees and expenses	9,000
Professional fees	35,411
Other expenses	5,406
TOTAL EXPENSES	332,589
NET LOSS	$ (78,344)

See notes to financial statements.

WALL AND COMPANY SECURITIES, INC.
Statement of Stockholder's Equity
Year Ended March 31, 2012

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at March 31, 2011	1,000	$ 1,000	$ 102,300	$ 17,104	$ 120,404
Net loss	-	-	-	(78,344)	(78,344)
Balances at March 31, 2012	1,000	$ 1,000	$ 102,300	$ (61,240)	$ 42,060

See notes to financial statements.

WALL AND COMPANY SECURITIES, INC.
Statement of Cash Flows
Year Ended March 31, 2012

Cash flows from operating activities:

Net loss	$ (78,344)
Adjustments to reconcile net loss to net cash used in operating activities	
Change in assets and liabilities	
Decrease in due diligence fees receivable	73,562
Net cash used in operating activities	(4,782)
Net change in cash	(4,782)
Cash at beginning of year	45,062
Cash at end of year	$ 40,280

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

WALL AND COMPANY SECURITIES, INC.
Notes to Financial Statements
March 31, 2012

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Wall and Company Securities, Inc. (Company) was organized in March 1996 as a North Carolina corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a growth-oriented broker/dealer with a definitive focus on meeting the investment needs of accredited investors, primarily though locating and analyzing suitable investment opportunities and acquiring capital from investors to fund private placements and other exempt securities in real estate, energy and private stock offerings. The Company has customers in several states throughout the U.S. with most being in the state of Texas.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its business to the selling of direct participation programs and maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Due Diligence Fees

The Company recognizes due diligence fees when earned under the respective agreements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder, therefore, there is no provision for federal income taxes. The Company is subject to state income taxes.

As of March 31, 2012, open Federal tax years include the tax years ended March 31, 2009 through March 31, 2011.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2012, the Company had net capital and net capital requirements of $40,280 and $5,000, respectively. The Company's net capital ratio was zero to 1.

Note 3 - Related Party Transactions

The sole shareholder generated approximately 50% of the Company's revenue for the year.

The sole shareholder provides office facilities without charge to the Company.

Note 4 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business.

The sole shareholder is currently involved in an administrative proceeding with the SEC unrelated to his activities at the Company.

The ultimate outcome of any such action against the Company or the sole shareholder could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2012, through June 11, 2012, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

WALL AND COMPANY SECURITIES, INC.
Supplementary Information
Pursuant to Rule 17a-5
March 31, 2012

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 42,060
Deductions and/or charges	
Non-allowable assets:	-
Net Capital	$ 42,060
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 37,060
Ratio of aggregate indebtedness to net capital	Zero to 1

Reconciliation of Computation of Net Capital

Net capital as reported by Registrant in Original Filing of Part IIA of Form X-17a-5 as of March 31, 2012 (unaudited)	$ 40,280
Adjustments made by Registrant prior to filing Amended Form X-17a-5:	
Increase in due diligence fees receivable	1,780
Due diligence fees receivable considered a non-allowable asset	(1,780)
Net capital as computed above	$ 40,280

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Wall and Company Securities, Inc.

In planning and performing our audit of the financial statements of Wall and Company Securities, Inc. (the Company), as of and for the year ended March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
June 11, 2012